 Exhibit 3.1

CERTIFICATE OF AMENDMENT TO
CERTIFICATE OF INCORPORATION
OF
ROOT9B TECHNOLOGIES, INC.

root9B Technologies, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

FIRST: Article FIRST of the Certificate of Incorporation, as amended, is hereby amended and rested in its entirety as follows:

FIRST: The name of the corporation is root9B Holdings, Inc.

SECOND: Article FOURTH of the Certificate of Incorporation, as amended, is hereby amended and restated in its entirety as follows:

FOURTH: The Corporation shall be authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of both classes of stock which the Corporation has authority to issue is forty million (40,000,000) shares, consisting of: thirty million (30,000,000) shares of Common Stock, $0.001 par value per share, and ten million (10,000,000) shares of Preferred Stock, $0.001 par value per share.

The Board of Directors of the Corporation (the “Board of Directors”) is authorized, subject to limitations prescribed by applicable law and the provisions of this Article FOURTH, to provide for the issuance of the shares of Preferred Stock from time to time in one or more series, each of which series shall have such distinctive designation or title as shall be fixed by the Board of Directors prior to the issuance of any shares thereof. Each such series of Preferred Stock shall have such voting powers, shall consist of such number of shares, shall be issued for such consideration and shall otherwise have such powers, designations, preferences and relative, participating, optional or other rights, if any, and such qualifications, limitations or restrictions, if any, as shall be stated in such resolution or resolutions providing for the issue of such series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with applicable law.

Upon filing and effectiveness (the “Effective Time”) of this Certificate of Incorporation, as amended, of the Corporation pursuant to the General Corporation Law of the State of Delaware, each fifteen shares of Common Stock issued and outstanding or held in treasury immediately prior to the Effective Time shall automatically be combined into one validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (such combination, the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest) from the Corporation’s transfer agent in lieu of such fractional shares in an amount equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale by the Corporation’s transfer agent of all fractional shares otherwise issuable. Stockholders who hold certificates that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall be entitled to receive such cash payment in lieu of fractional shares upon receipt by the Corporation’s transfer agent of the stockholder’s properly completed and duly executed transmittal letter and the surrender of the stockholder’s Old Certificates. After the Effective Time, each Old Certificate that has not been surrendered shall represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above. Notwithstanding anything to the contrary in the Corporation’s bylaws, at all times that the Corporation’s shares are listed on a national stock exchange, the shares of capital stock of the Corporation shall comply with all direct registration system eligibility requirements established by such exchange, including any requirement that shares of the Corporation’s capital stock be eligible for issue in book-entry form. All issuances and transfers of shares of the Corporation’s capital stock shall be entered on the books of the Corporation with all information necessary to comply with such direct registration.

THIRD: The foregoing amendment to the Certificate of Incorporation, as amended, has been duly adopted by the Corporation’s Board of Directors and Stockholders in accordance with the provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

FOURTH: The foregoing amendment to the Amended Certificate of Incorporation shall be effective on December 5, 2016 at 12:01 a.m. (Eastern Standard Time).

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment to be executed this 1st day of December, 2016

ROOT9B TECHNOLOGIES, INC.

By:	/s/ Dan Wachtler
Dan Wachtler
President & Chief Operating Officer